Exhibit 99.1

Excerpt from e-mail communication sent by the President and Chief Executive Officer of eBay Inc. to the Company’s employees on July 22, 2009:

“Stock Option Exchange Program

I also am delighted to announce the anticipated dates of our eBay Inc. Stock Option Exchange Program. Subject to final approval by the Compensation Committee of our Board of Directors, we expect to launch our program on August 10th and will keep it open through September 11th. During that period, eligible employees will have a special one-time opportunity to exchange certain stock options that are significantly “underwater” for restricted stock units (RSUs). Stay tuned for more details.

# # #

The Stock Option Exchange Program has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.

eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.”